FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                        For the month of November 2006
                              06 November 2006



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO. 1   Press release of British Sky Broadcasting Group plc
                announcing ESOP Purchase of Shares released on 06 November 2006




                       British Sky Broadcasting Group plc
                                (the "Company")

The Company received notification today from the Trustee of the British Sky Broadcasting Group Employee Share Ownership Plan (the 'ESOP') that the ESOP purchased 2,400,000 ordinary shares in the Company on 3 November 2006 at an aggregate price of 556.890625p per share.

The ESOP holds ordinary shares as Trustee of the British Sky Broadcasting Group Long Term Incentive Plan, British Sky Broadcasting Group Management Long Term Incentive Plan, British Sky Broadcasting Group Equity Bonus Plan, British Sky Broadcasting Group Key Contributor Plan, British Sky Broadcasting Group Approved Executive Share Option Scheme, British Sky Broadcasting Group Unapproved Executive Share Option Scheme and the British Sky Broadcasting Group Sharesave Scheme (together the 'Plans').

James Murdoch and Jeremy Darroch are deemed to have an interest in the ordinary shares held by the ESOP as they are potential beneficiaries of the Plans.

Following the above transaction the ESOP holds a total of 4,669,661 ordinary shares in the Company.

Enquiries:

Dave Gormley
Company Secretary
Tel: 020 7705 3000

6 November 2006



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 06 November 2006                   By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary